[Letterhead of Carlton Fields, P.A.]

April 21, 2011

VIA EDGAR AND FEDERAL EXPRESS

Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re: Imaging Diagnostic Systems, Inc.
        Registration Statement on Form S-1
        Amended March 15, 2011
        File No.  333-171327

Dear Mr. Mancuso:

In connection with the filing of the above-captioned Registration Statement on Form S-1 on behalf of Imaging Diagnostic Systems, Inc. (“IDSI” or the “Company”), we are responding to your comments set forth in your letter dated March 25, 2011, to Linda B. Grable, Chief Executive Officer of the Company.  This letter has also been filed with the Commission as correspondence via EDGAR earlier today.

Prospectus Summary, page 4

1. Please highlight prominently in your prospectus summary the statement in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

The Company will add the following paragraph in its Prospectus Summary to address the above comment.

Our financial statements have been prepared assuming that we will continue as a going concern.  Our auditors, in their report for the fiscal year ended June 30, 2010, stated that “the Company has incurred recurring operating losses and will have to obtain additional capital to sustain operations.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 5, Going Concern in the Notes to the Financial Statements.  The accompanying financial statements to this Prospectus do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.”

Risk Factors, page 6

2.	Please disclose your pending proposal to increase the number of your authorized shares.

The Company will expand its risk factor “We have increased and will need to increase our authorized shares of common stock to have sufficient shares available to raise capital for continuing operations and strategic initiatives which may cause the value of our common stock to decline and dilute the holdings of our shareholders” to include disclosure of its pending proposal to increase its authorized shares from 950,000,000 to 2,000,000,000 and to disclose that failure to obtain shareholder approval of this increase will materially adversely affect the Company.

Russell Mancuso, Branch Chief
April 21, 2011

Description of Business, page 28

Overview, page 28

3.	With respect to your response to prior comment 3:

•	Refer to the first paragraph of your response. Tell us more specifically when you determined that you could submit a 510(k) application instead of a PMA application. In this regard, please:

•	Tell us the nature of the “information provided by the consultants” which comprised part of the basis for your determination, and tell us when this information was provided to you.
•
Reconcile your disclosure that “The FDA added 510(k) ‘de novo’ classification option in 2009” with the guidance you cited in response to the third bullet point of our prior comment that indicates this process was added in 1998.

•	Please clarify what you mean by “recent adjustments” on page 28, including the nature and date of the adjustments.
•	Tell us with specificity the “comparable medical devices” to which you refer in your response and when each of those devices received approval under the 510(k) process.
•	Clarify the nature of the “other factors” you considered in making your determination to submit a 510(k) application rather than a PMA application.

•
From your revised disclosure that you determined you could submit a 510(k) application “while working with [y]our regulatory consultants,” it remains unclear from reading your prospectus what occurred that made you determine that you could submit the 510(k) application.  If the determination was based on the opinion of the consultant, please say so clearly and file the consent of the consultant as requested in prior comment 3.  Otherwise, revise your disclosure to make clear how you made the determination and why your statement that the determination was made “while working with [y]our regulatory consultants” is relevant.

Russell Mancuso, Branch Chief
April 21, 2011

•
It does not appear that you have explained why you believe you had no obligation to disclose your determination that you could submit a 510(k) application and the basis for your conclusion previously.  Therefore, we reissue that portion of the first bullet point.

The Company will expand its disclosure to clarify its decision making process regarding the submission of a 510(k) premarket notification instead of a PMA application substantially as follows:

In March 2010, we decided to focus on the possibility of obtaining FDA marketing clearance through a 510(k) premarket notification application for our CTLM® system instead of a PMA application based on our own research of medical devices receiving 510(k) marketing clearance such as the Aurora MRI Breast Imaging System (the “breast MRI”), reading medical imaging industry publications and the FDA’s website information, along with discussions with attendees at medical imaging trade shows, specifically the Radiological Society of North America in Chicago, IL in November 2009; Arab Health Show in Dubai, U.A..E. in January 2010; and European Congress of Radiology in Vienna, Austria in March 2010.  In the Spring of 2010, we began the process of examining the various potential predicate devices that could be credible to support our traditional 510(k) premarket notification application.

In July 2010, we made our decision to select as our predicate device the breast MRI.  This decision was made as a result of our examination of comparative clinical images between CTLM® and breast MRI, which are both functional molecular imaging devices having the ability to visualize angiogenesis in the breast.  We began preparing the 510(k) submission and engaged the services of a FDA regulatory consultant to review our preliminary draft and then reengaged the services of our FDA regulatory counsel to complete the 510(k) application and to submit it to the FDA.

The Company will delete from its disclosure any reference to “recent adjustments.”

The Company did not disclose its pursuit of the 510(k) option until the 510(k) application was filed in November 2010 because it did not want to make a premature disclosure.  A determination as to which path to pursue for FDA marketing clearance is very subjective and can change as circumstances, including the regulatory environment, change.  Thus the Company was not certain that it would file the 510(k) application until close to the date of filing, and so the Company elected to defer disclosure until the filing was actually made.

4.	Regarding your responses to prior comments 4, 5 and 8:

•	Please clarify the reasons why you missed the disclosed goals. The “Key” that you provided in response to prior comment 4 and your related disclosure in this S-1 is unclear because:

Russell Mancuso, Branch Chief
April 21, 2011

•
From note B in your response to prior comment 4, it is unclear why there were delays in obtaining Institutional Review Board approvals.  Did you misunderstand the typical length of the approval process?  Was there something about your potential product or study that caused the process to take longer than usual?  If so, what was it?

•	It is unclear what the new “inclusion criteria” were.
•
You attribute delays to lack of cases for statistical analysis but it unclear when you were aware that you would not have sufficient cases.  In your table in response 4, you indicate that you were predicting that the PMA application would be submitted in December 2008 as late as November 13, 2008.  Did you not know by then that you did not have sufficient cases?

•	It is unclear what you mean by “lack of cancer cases.” Did the cancer rate decline during that time?
•
From note F to the table it is unclear when the improvements were made.  From your revisions, it should be clear whether you disclosed that you would miss your target PMA application date when the improvements were made, and if not, why you continued to believe you would meet your target PMA application date at that time.

•
Where your key refers to “H” and “I” regarding 510(k) application, it is unclear why your disclosure continued to refer to a PMA application and does not refer to your potential submission of a 510(k) application.

•
From Note G in your response to prior comment 4 it is unclear what amount of financing you believed you needed to meet the disclosed target PMA application date, how you provided investors sufficient information to understand the amount of financing required, the amount of financing you actually obtained, and when you determined that you would not have sufficient financing to meet the disclosed target PMA application date.

•
Please revise your disclosure on page 38 regarding your prior projections to provide information regarding the magnitude of the missed projections.  Include information regarding when you initially thought would file your PMA application and the number of subsequent missed PMA application filing targets.

The Company will respond to your points in order:

•
One of the regulatory requirements for a company (sponsor) to conduct a clinical study within a hospital or imaging center is the regulatory body’s Institutional Review Board (“IRB”) within each hospital or imaging center who must approve the clinical research the sponsor is requesting.  The Company understood the IRB approval process based on prior experience encountered with the first clinical trial.  The IRBs of hospital or imaging centers do not necessarily have a set time frame for reviewing and approving proposed clinical research for a sponsor.  Therefore, there is no way a sponsor can anticipate the length of time it will take each IRB to approve the clinical study.  Hence the reason that some IRB took longer than others to approve the clinical research.  There was nothing about the Company’s product or clinical study that caused the process to take longer than usual.

•	The new “inclusion criteria” narrowed the participants in the study to patients with dense breast tissue.

•	The Company acknowledges that the disclosure in the November 13, 2008, filing was incorrect.

Russell Mancuso, Branch Chief
April 21, 2011

•
The Company did not have sufficient cancer cases to finish the clinical study in accordance with the requirements of its independent bio-statistician.  The clinical study participants were not from a pre-selected patient population.  Therefore, the Company did not know whether the patients had cancer or did not have cancer before they participated in the clinical study.  The cancer rate did not decline during the period.

•
Note F in the table refers to the time frame from October 2008 to March 2009 when the improvements were made.  The disclosure in this section clearly states, “We announced in March 2009 that our research and development team achieved a technical breakthrough with a new reconstruction algorithm that improved the visualization of angiogenesis in the CTLM® images.”  The Company did not disclose in March 2009 that it would miss its target PMA application date; however it did note the financing risk on p. 29 of the March 10, 2009, prospectus:  “Additional financing may be required before and after the filing of the PMA application.”  The Company was still hopeful at the time that it could raise the necessary financing and complete the work required to meet its PMA target date.

•	The last references to a PMA application were made in the May 2010 filings. At this time, the Company was beginning to carefully explore the 510(k) path, but a 510(k) filing was far from certain.

•
The amount of financing needed to complete the PMA filing was never a specific or easily estimable number due to the many components of this open-ended process, e.g., designing and modifying clinical protocols, conducting clinical trials, recruiting qualified patients who would participate in the study, data analysis, consultation with experts, etc.  The Company’s filings made clear to investors that the PMA process was very difficult, time-consuming and expensive without providing specific dollar estimates.  The ongoing costs of this process were set forth in the Company’s financial statements.  During the Company’s fiscal years ending June 30, 2008, 2009 and 2010, it raised net financing proceeds of $4,597,654, $2,588,951 and $2,989,013 respectively.  Please note that in fiscal 2008, of the $4,597,654 net financing raised, $4,357,654 was the proceeds from the sale of its Plantation, Florida facility.  The Company’s ability to raise funds was materially adversely affected by the financial crisis and recession.  In January 2010, the Company disclosed that its ability to meet its April 2010 target for the PMA filing was doubtful and would be subject to its ability to raise sufficient funds.  These funds were not raised, and as noted above, in the Spring of 2010 the Company began shifting toward a possible 510(k) filing.

•	The Company’s projections were wrong and it acknowledges this fact. The requested details regarding missed projections will be added to the disclosure.

5.	With respect to your response to prior comment 6:

•	In an appropriate section of your document, please describe sections 3(b) and 14 of the license agreement.

•	Please tell us where the license provides that the royalty provisions do not apply before your receipt of FDA marketing clearance as you disclose on page 16.

Russell Mancuso, Branch Chief
April 21, 2011

•
Given the disclosure contained in the first full risk factor on page 16, please add a separate risk factor highlighting the expiration in 2014 of the patent underlying the license agreement filed as exhibit 10.115, or tell us why you believe such disclosure is unnecessary.

•
In an appropriate section of your document, please describe the scope, expiration date and jurisdiction that issued the patents mentioned in the second sentence of your risk factor beginning at the bottom of page 15.

•	Please file Exhibit A to exhibit 10.115.

The Company has added disclosure in the Risk Factor section, Risks associated with our technology, We depend on third-party licensing agreements for patents and software without which our operations may be curtailed to describe Section 3(b) Protection Against Dilution and Section 14 Termination Upon Notice.

The license agreement did not provide for a waiver of royalties for sales made prior to receipt of FDA marketing clearance for the CTLM®.  Mr. Grable gave oral assurance to IDSI’s President, Linda B. Grable and Executive Vice President & CFO, Allan L. Schwartz that he would not seek royalties for any CTLM® systems sold or make a demand for the minimum royalty of $250,000 per year until the Company received marketing clearance from the FDA.  The minimum royalty payment was to commence on the second year of the license agreement, June 2, 1999.  No royalties were ever paid or accrued to Mr. Grable or subsequent to Mr. Grable’s passing, to Linda B. Grable, on the 15 CTLM® systems sold since January 2003.

The Company believes that it is unnecessary to provide an additional risk factor for the expiration of the patent underlying the license agreement because the Company has obtained 19 additional U.S. patents and 17 international patents over the last 14 years, which extends the protection of the technology.  Additionally, the Company has 3 U.S. patents and 2 international patents pending.  To provide non-expiring protection of its technology, the Company did not file patents for its reconstruction algorithms and operating software, keeping them as proprietary trade secrets.

The Company will add a new section to its Prospectus entitled INTELLECTUAL PROPERTY which discloses the scope, expiration date and jurisdiction of all of its issued patents in table format.

The Company will file the U.S Patent, number 5,692,511 referenced as Exhibit A in the Patent License Agreement as Exhibit 10.116.

United States Government Regulation, page 32

6.	With respect to your response to prior comment 7:

•
Update your disclosure in this section, in your summary, and elsewhere in your document as appropriate to describe the status of the FDA’s review of your 510(k) application.  We note that more than 90 days have passed since the date of your submission.  To the extent that the FDA has asked you for additional information, please revise to state the date you received the request and the status of your response.

Russell Mancuso, Branch Chief
April 21, 2011

•
Balance your disclosure by revising here and elsewhere in the document where you present the FDA’s timeframe for review to describe the typical duration of the entire review process, rather than the number of days of the FDA’s review period.  Also compare the total review period for:

o	A traditional 510(k) application
o	A traditional 510(k) application followed by “de novo” review, and
o	A PMA application

•
If true, please revise to state clearly that in the event the FDA denies your initial 510(k) application and subsequently determines during the “de novo” review that your device cannot be classified as a Class I or Class II device, you will then need to submit a PMA application to obtain the necessary regulatory approval.

The Company will respond to your points in order, providing the substance of revised disclosure which will be added to the amended filing.  Please note that, except as otherwise specifically stated, all time periods are calculated using “FDA Days,” i.e., days on which the FDA is open for business.:

•
The standard guideline provided by the FDA to a company seeking marketing clearance for its medical device through the 510(k) review process requires an FDA response within 90 days.  However, the time for review can extend beyond the 90 days if the FDA requires additional information to assist with its analysis.  In this event, the review would be placed on hold until the information requested is received.  Once the information is received the review process will resume with a new 90-day period.

The Company received a request for additional information from the FDA on January 21, 2011.  The Company is in the process of preparing a response to this request, with the assistance of its regulatory consultants.  IDSI expects to submit its response to the FDA by mid-June 2011.  Shortly after submission of its additional information, the Company plans to request an in-person meeting with the FDA.  Consequently, the Company believes that, within or shortly after the new 90-day period following the submission, the viability of its traditional 510(k) application will be determined and that either (i) the FDA will approve the application or indicate that, with relatively minor amendments, approval can be promptly achieved or (ii) the FDA will issue a non-substantial equivalence (NSE) determination to the effect that the breast MRI system does not qualify as a predicate device for its CTLM® so that IDSI would then file a 510(k) de novo application within 30 days after the NSE decision.  A 510(k) de novo application, if necessary, would be based on the Company’s belief that the CTLM® is a low to moderate risk device (as the FDA determined in a different context in 2004).  The de novo process enables applicants with new technologies with low to moderate risk an opportunity to seek FDA marketing clearance through this alternative pathway.  Based on the foregoing, the Company believes that the traditional 510(k) process will be completed in 2011 and, if necessary, the 510(k) de novo process will be completed by mid-2012.

•
While the FDA provides standard guidelines regarding its review time for either a PMA (180 days) or 510(k) application (90 days), these do not represent a typical amount of time for the review process to be completed because the FDA may request additional information during the review process.  The time for review will extend beyond the 180 or 90 days if the FDA requests additional information, which is usually the case.

In the event that the Company’s traditional 510(k) application is not approved, it may qualify for marketing clearance under the 510(k) de novo process.  Under the FDA regulations, a de novo 510(k) application may be filed only if a traditional 510(k) application is denied, and the de novo filing must be made within 30 days after the denial.

Russell Mancuso, Branch Chief
April 21, 2011

The total review periods for FDA marketing clearance applications vary widely depending on the facts and circumstances relating to each device and the subject application.  The statistics presented in the FDA’s Office of Device Evaluation’s Annual Performance Report for Fiscal Year 2009 state that the average total elapsed time from the filing to the final decision was 284 calendar days for a PMA application and 98 calendar days for a 510(k) application.

The Office of Device Evaluation did not provide statistics on the time frame for a de novo 510(k) application.

•
There can be no assurance that either 510(k) process will result in marketing clearance.  If the Company is ultimately unsuccessful in its pursuit of 510(k) marketing clearance through either the traditional or de novo pathway, then the Company would have to return to the PMA process, which would take substantial additional time and funding, with no assurance of success.

Global Commercialization Update, page 41

7.	With respect to your response to prior comment 9:

•
Please reconcile your response that you have never shipped a CTLM system to any country without first obtaining the necessary regulatory approvals or registration with your disclosure on page 41 that indicates you have not yet submitted an application for regulatory approval in Indonesia.

•
With a view toward clarified disclosure, please tell us whether any of the foreign jurisdictions listed on page 41 in which your product’s regulatory status is other than “approved” require approval or registration in order to market your product there.

With regard to the Global Commercialization Update, the Company will update the Regulatory Status to Pending and will add a footnote to the table for Indonesia as follows: We received a deposit from our distributor Jainsons Pty Ltd. and the system was installed in Jakarta, Indonesia.  Our distributor is responsible for registering the CTLM® with the Indonesia Director General of Food and Drugs (“DirJen POM”) who controls the registration of medical devices.   Product registrations for medical devices issued from certain designated countries such as Canada can be used to support the registration in Indonesia with the DirJen POM.  The CTLM® system has received international certifications and licenses from the European Union, CE mark; Canada, CMDCAS Canadian Health screening; China, SFDA; ISO 13485 issued by UL.

IDSI markets its CTLM® device in the countries listed, where permitted, in the table on page 41.  Product registration is not required to market our CTLM® in a particular country.  Prior to processing a Purchase Order, IDSI would contact either a regulatory service or the distributor in that particular country to determine what, if any, product registration is required.

Russell Mancuso, Branch Chief
April 21, 2011

Management’s Discussion and Analysis, second page 16

8.	Please do not invoke here or elsewhere in your document a statutory safe harbor that is not applicable to you.

The respective statutory safe harbors are applicable as filed.  The Company cannot edit safe harbor language in the attached copy of the December 31, 2010 10-Q, as the quarterly report has already been filed.

9.
When you include in your prospectus information that you also have included in a periodic report, please review your disclosure in the prospectus carefully to ensure it is applicable to the registration statement.  For example, we note that here you refer to your prospectus as a 10-Q and you attempt to incorporate by reference when it appears that you are ineligible to do so.  Please revise your document accordingly.

The Company understands that as a non-seasoned filer it cannot incorporate by reference, which is why the Company attached the financial statements from its December 31, 2010 10-Q to its Prospectus.

Item 15.  Recent Sales of Unregistered Securities, page II-3

10.
Please update this section to disclose the information required by Item 701 of Regulation S-K.  For example, we note your revised disclosure on page 51.  Please note that Item 701 of Regulation S-K requires disclosure of the date of sale and the amount of securities sold.

The Company has updated the disclosure in this section to provide the information requested.

Exhibit 5.1

11.	We note your response to prior comment 11.

•
It remains unclear why it is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5) that counsel assume “compliance on the part of all parties to the Private Equity Agreement in all material respects with their representations, warranties, covenants and agreements contained therein.”  Please advise or file a revised opinion.

•
With a view toward clarifying the exhibit, please tell us how counsel “relied” upon the documents mentioned in the third paragraph, including whether counsel relied upon those documents for conclusions of law or readily ascertainable facts.

We will delete from the revised opinion the sentence in the paragraph which references “assumed compliance” and will delete “and relied upon” from the first sentence of the third paragraph.

Russell Mancuso, Branch Chief
April 21, 2011

12.	With respect to your response to prior comment 12:

•	To the extent you file an opinion of counsel with a pre-effective amendment, please provide an opinion that is signed and dated.

•
We note your statement that the opinion is provided “exclusively” in connection with the public offering contemplated by the registration statement.  Please provide an opinion of counsel that does not seek to limit investors’ reliance on the opinion.

The Company will provide a signed and dated opinion with its pre-effective amendment.  The language following “Registration Statement” in the next-to last paragraph will be deleted.

The Company will file a Pre-Effective Amendment to its S-1 Registration Statement to provide the disclosure requested in the comment letter, as set forth above.

Should you have any further questions or comments in regard to this letter or require any further information, please feel free to call me at (305) 530-4026.

Sincerely,

/s/ Robert B. Macaulay

Robert B. Macaulay